Issuer Free Writing Prospectus, dated March 1, 2022

Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated March 1, 2022

Registration No. 333-248963

Advance Auto Parts, Inc.

Term Sheet

March 1, 2022

3.500% Notes due 2032

Issuer:	Advance Auto Parts, Inc.

Guarantor:	Advance Stores Company, Incorporated

Principal Amount:	$350,000,000

Maturity Date:	March 15, 2032

Benchmark Treasury:	UST 1.875% due February 15, 2032

Benchmark Treasury Price and Yield:	101-14; 1.717%

Spread to Benchmark Treasury:	T+183 bps

Yield to Maturity:	3.547%

Public Offering Price:	99.605%

Coupon (Interest Rate):	3.500%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2022

Redemption Provision:

Prior to December 15, 2031 (three months prior to the maturity date of the notes) (the “Par Call Date”), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption; and

(2)   100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Trade Date:	March 1, 2022

Settlement Date:	March 4, 2022 (T+3)

Ratings*:	Moody’s: Baa2 S&P: BBB-

CUSIP:	00751Y AG1

ISIN:	US00751YAG17

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:

Fifth Third Securities, Inc.

PNC Capital Markets LLC

Citigroup Global Markets Inc.
Citizens Capital Markets, Inc.
KeyBanc Capital Markets Inc.
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefore on or about March 4, 2022, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com or J.P. Morgan Securities LLC at (212) 834-4533 (collect).

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